EXHIBIT 3.1

AMENDMENT TO

AMENDED AND RESTATED

BYLAWS

OF

PENNYMAC FINANCIAL SERVICES, INC.,

A Delaware corporation

The Amended and Restated Bylaws (the “Bylaws”) of PennyMac Financial Services, Inc., a Delaware corporation, are hereby amended effective as of September 4, 2024 as follows:

1.     The first sentence of Article II, Section 1 of the Bylaws is hereby amended and restated in its entirety as follows:

“Section 1.        The Board shall consist, subject to the certificate of incorporation of the Corporation and the Stockholder Agreements, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by affirmative vote of the majority of the Board, provided that such number of directors shall not exceed thirteen (13).”

2.      Except as set forth above, the remaining provisions of the Bylaws shall not be amended hereby and shall remain in full force and effect.